Exhibit 99.1

Interim Condensed Consolidated Statement of Financial Position

as of June 30, 2020, Unaudited, and December 31, 2019

Assets

	June 30, 2020 (Unaudited)	December 31, 2019
	USD `000	USD `000
Non-current Assets:
Other non-current assets	3	2
Total non-current assets	3	2
Prepaid expenses	128	292
Other receivables	187	95
Income tax receivable	179	178
Cash and cash equivalents	75,626	77,598
Total current assets	76,120	78,163
Total assets	76,123	78,165

Equity and Liabilities

	June 30, 2020 (Unaudited)	December 31, 2019
	USD `000	USD `000
Share capital	154	152
Other components of equity:
Foreign currency translation reserve	86,065	85,849
Accumulated deficit	(10,738)	(8,432)
Equity attributable to shareholders of the Parent	75,481	77,569
Total equity	75,481	77,569

Trade payables	165	82
Accrued liabilities	477	514
Total current liabilities	642	596
Total equity and liabilities	76,123	78,165